[AT&T Inc. Letterhead]

Paula Anderson
General Attorney
AT&T Inc.
208 S. Akard St.
Room 3022
Dallas, TX 75202
214-757-3343

July 17, 2009

Ms. Sharon Virga
Senior Staff Accountant
Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:  Staff Comment Letter dated July 10, 2009

Dear Ms. Virga:

As we discussed this yesterday, this will confirm that we will file our response to the above-referenced letter on or before Friday August 14, 2009.  Thank you for granting our request.

Sincerely,

/s/ Paula M. Anderson
Paula M. Anderson